501 Montauk Highway, #7071 Amagansett, NY 11930

September 24, 2025

VIA EDGAR

Ms. Lauren Pierce

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Moneyline Sports, Inc.
Rule 477 Application for Withdrawal
Registration Statement on Form S-1
Filed August 30, 2024
File No. 333-281888

Dear Ms. Pierce:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), Moneyline Sports, Inc. (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-281888) initially filed with the Securities and Exchange Commission (the “Commission”) on August 30, 2024, together with all exhibits thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The Company has determined to withdraw the Registration Statement because it is pursuing a sale of its assets. The undersigned represents that no securities were sold in connection with the registered offering.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests , in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

Please send copies of the written order granting withdrawal of the Registration Statement to B. Michael Friedman, CEO, at the above-mentioned address, email: michael@moneylinesports.com, with a copy to Donald P. Hateley, The Hateley Firm, APC, 620 Newport Center Drive, Suite 1100, Newport Beach, CA 92660, facsimile number (310) 388-5899.

Please feel free to contact me at (917) 488-2599 if you have any questions regarding this request for withdrawal.

Sincerely,

/s/ B. Michael Friedman
B. Michael Friedman
Chief Executive Officer